UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

KongZhong Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0000005 per share**

(Title of Class of Securities)

50047P104***

(CUSIP Number)

IDG-Accel China Growth Fund II L.P.

c/o IDG VC Management Ltd.

Unit 5505, The Center

99 Queen’s Road

Central, Hong Kong

+86 10 6526 2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 40 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104	13D	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS IDG-Accel China Growth Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,818,000(1)
	8	SHARED VOTING POWER 7,591,160(2)
	9	SOLE DISPOSITIVE POWER 92,818,000(1)
	10	SHARED DISPOSITIVE POWER 7,591,160(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14		TYPE OF REPORTING PERSON PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,884,133,063 Shares outstanding as of December 1, 2016 as disclosed by the Issuer in the Merger Agreement (excluding 4,686,040 Shares issued to the depositary of the Company and represented by ADSs reserved for issuance and allocation in anticipation of the exercise of the Company stock awards).

CUSIP No. 50047P104	13D	Page 3 of 11 pages

1		NAME OF REPORTING PERSONS IDG-Accel China Growth Fund II Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,818,000(1)
	8	SHARED VOTING POWER 7,591,160(2)
	9	SOLE DISPOSITIVE POWER 92,818,000(1)
	10	SHARED DISPOSITIVE POWER 7,591,160(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14		TYPE OF REPORTING PERSON PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,884,133,063 Shares outstanding as of December 1, 2016 as disclosed by the Issuer in the Merger Agreement (excluding 4,686,040 Shares issued to the depositary of the Company and represented by ADSs reserved for issuance and allocation in anticipation of the exercise of the Company stock awards).

CUSIP No. 50047P104	13D	Page 4 of 11 pages

1		NAME OF REPORTING PERSONS IDG-Accel China Growth Fund GP II Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,409,160(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,409,160(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14		TYPE OF REPORTING PERSON CO

(1) Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these Shares.

(2) Based upon 1,884,133,063 Shares outstanding as of December 1, 2016 as disclosed by the Issuer in the Merger Agreement (excluding 4,686,040 Shares issued to the depositary of the Company and represented by ADSs reserved for issuance and allocation in anticipation of the exercise of the Company stock awards).

CUSIP No. 50047P104	13D	Page 5 of 11 pages

1		NAME OF REPORTING PERSONS IDG-Accel China Investors II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,591,160(1)
	8	SHARED VOTING POWER 92,818,000(2)
	9	SOLE DISPOSITIVE POWER 7,591,160(1)
	10	SHARED DISPOSITIVE POWER 92,818,000(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14		TYPE OF REPORTING PERSON PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Growth Fund II L.P. is the record owner of these Shares. IDG-Accel China Growth Fund II L.P. and the Reporting Person have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,884,133,063 Shares outstanding as of December 1, 2016 as disclosed by the Issuer in the Merger Agreement (excluding 4,686,040 Shares issued to the depositary of the Company and represented by ADSs reserved for issuance and allocation in anticipation of the exercise of the Company stock awards).

CUSIP No. 50047P104	13D	Page 6 of 11 pages

1		NAME OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,409,160(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,409,160(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14		TYPE OF REPORTING PERSON IN

(1) Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Quan Zhou are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2) Based upon 1,884,133,063 Shares outstanding as of December 1, 2016 as disclosed by the Issuer in the Merger Agreement (excluding 4,686,040 Shares issued to the depositary of the Company and represented by ADSs reserved for issuance and allocation in anticipation of the exercise of the Company stock awards).

CUSIP No. 50047P104	13D	Page 7 of 11 pages

1		NAME OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,409,160(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,409,160(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14		TYPE OF REPORTING PERSON IN

(1) Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2) Based upon 1,884,133,063 Shares outstanding as of December 1, 2016 as disclosed by the Issuer in the Merger Agreement (excluding 4,686,040 Shares issued to the depositary of the Company and represented by ADSs reserved for issuance and allocation in anticipation of the exercise of the Company stock awards).

Introductory Note

This Amendment No.3 (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 5, 2016, as previously amended and supplemented by amendments to Schedule 13D filed on February 17, 2016 and August 26, 2016 (as so amended, the “Original 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have the meanings as assigned thereto in the Original Schedule 13D, unless defined herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons anticipate that, at the price of US$7.55 per ADS, or US$0.18875 per Share set forth in the Merger Agreement (as defined and further described in Item 4 below), approximately US$299 million will be expended for the Merger. This amount excludes the estimated transaction costs associated with the Merger.

The Merger and the other transactions contemplated by the Merger Agreement will be financed with a combination of equity capital contribution to北京五星融诚科技有限责任公司(Beijing Wuxing Rongcheng Technology Ltd.) (“Holdco”) pursuant to the Equity Commitment Letters and the debt financing pursuant to the Debt Commitment Letter.

The information set forth in or incorporated by reference in Item 4 of this Statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On December 1, 2016, 上海宏流资产管理中心(有限合伙) (Shanghai Trend Asset Management Center (Limited Partnership)) (“Shanghai Trend”) delivered a notice (the “Shanghai Trend Withdrawal Notice”) to the other members of the Consortium and withdrew from the Consortium.

On December 1, 2016, 共青城五疆星耀投资管理合伙企业(有限合伙) (Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)) (“Gongqingcheng Wujiang Xingyao”) and 和谐成长二期(义乌)投资中心(有限合伙) (Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership)) (“Hexie Chengzhang”) each signed an adherence agreement to the Consortium Agreement (respectively, the “Gongqingcheng Wujiang Xingyao Adherence Agreement” and the “Hexie Chengzhang Adherence Agreement”), pursuant to which Gongqingcheng Wujiang Xingyao and Hexie Chengzhang joined the Consortium. References to the “Consortium” or “Consortium Members” after December 1, 2016 shall include Gongqingcheng Wujiang Xingyao and Hexie Chengzhang.

Merger Agreement

On December 1, 2016, Linkedsee Limited (“Parent”), Wiseman International Limited (“Merger Sub”) and the Issuer entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (a) the Excluded Shares (as defined below) and (b) the Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law, will be cancelled in consideration for the right to receive US$0.18875 in cash per Share without interest. Each ADS issued and outstanding immediately prior to the effective time of the Merger, other than ADSs representing the Excluded Shares, will be cancelled in consideration for the right to receive US$7.55 in cash per ADS without interest. “Excluded Shares” means, collectively, (i) the Shares held by the Rollover Shareholders to be contributed to Parent pursuant to the Contribution Agreement; (ii) the Shares held by Parent, the Issuer or any of their subsidiaries; and (iii) the Shares (including ADSs corresponding to such Shares) held by the depositary bank and reserved for issuance and allocation pursuant to the share incentive plan of the Issuer. Each of the Excluded Shares will be cancelled and cease to exist at the effective time of the Merger without payment of any consideration or distribution therefor.

The Merger is subject to various closing conditions, including the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the shareholders of the Issuer.

If the Merger is consummated, the Issuer’s ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Equity Commitment Letters

Concurrently with the execution of the Merger Agreement, each of WANG Leiliei, Gongqingcheng Wujiang Xingyao and Hexie Chengzhang (collectively, the “Sponsors”) entered into an equity commitment letter dated December 1, 2016 (each, an “Equity Commitment Letter”) with Holdco, pursuant to which each Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions, equity securities of Holdco.

Debt Commitment Letter

China Merchants Bank Co., Ltd., New York Branch (“CMB NY”) issued a debt commitment letter dated December 1, 2016 (the “Debt Commitment Letter”) to Merger Sub, pursuant to which CMB NY committed to provide an aggregate principal amount of up to US$280 million to fund the Merger, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Contribution Agreement

Concurrently with the execution of the Merger Agreement, WANG Leilei, Right Advance Management Ltd., Chiming Bells International Limited (collectively, the “Rollover Shareholders”) and Parent executed a contribution agreement dated December 1, 2016 (the “Contribution Agreement”), pursuant to which each of the Rollover Shareholders agreed to contribute all Shares owned by it to Parent in connection with the Merger in exchange for newly issued shares of Parent on or prior to the consummation of the Merger.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., Parent and the Issuer executed a voting agreement dated December 1, 2016 (the “Voting Agreement”), pursuant to which each of the Rollover Shareholders, IDG Accel China Growth Fund II L.P., and IDG Accel China Investors II L.P. agreed to vote all the Shares owned by it in favor of the Merger at a meeting of the shareholders of the Issuer.

Limited Guaranties

Concurrently with the execution of the Merger Agreement, each of WANG Leiliei, Gongqingcheng Wujiang Xingyao and Hexie Chengzhang entered into a limited guaranty (each, a “Limited Guaranty”) in favor of the Issuer with respect to a portion of the payment obligations of Parent for the parent termination fee and certain indemnification, reimbursement and expense obligations of Parent under the Merger Agreement that may become payable to the Issuer by Parent under certain circumstances.

The descriptions of the Shanghai Trend Withdrawal Notice, the Gongqingcheng Wujiang Xingyao Adherence Agreement, the Hexie Chengzhang Adherence Agreement, the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Contribution Agreement, the Voting Agreement and the Limited Guaranties set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by references to the full text of the Shanghai Trend Withdrawal Notice, the Gongqingcheng Wujiang Xingyao Adherence Agreement, the Hexie Chengzhang Adherence Agreement, the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Contribution Agreement, the Voting Agreement and the Limited Guaranties, which have been filed as exhibits to this Statement, and are incorporated herein by reference in their entirety.

The information set forth in or incorporated by reference in Item 3 of this Statement is incorporated herein by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented in its entirety as follows:

The information set forth in or incorporated by reference in Item 3 and Item 4 of this Statement is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5: Agreement and Plan of Merger, dated December 1, 2016, by and among Parent, Merger Sub and the Issuer (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Commission on December 1, 2016).

Exhibit 6: Shanghai Trend Withdrawal Notice, dated December 1, 2016, signed by Shanghai Trend.

Exhibit 7: Gongqingcheng Wujiang Xingyao Adherence Agreement, dated December 1, 2016, signed by Gongqingcheng Wujiang Xingyao.

Exhibit 8: Hexie Chengzhang Adherence Agreement, dated December 1, 2016, signed by Hexie Chengzhang.

Exhibit 9: Equity Commitment Letter, dated December 1, 2016, between WANG Leilei and Holdco.

Exhibit 10: Equity Commitment Letter, dated December 1, 2016, between Gongqingcheng Wujiang Xingyao and Holdco.

Exhibit 11: Equity Commitment Letter, dated December 1, 2016, between Hexie Chengzhang and Holdco.

Exhibit 12: Debt Commitment Letter, dated December 1, 2016, by and among CMB NY, Merger Sub and Wang Leilei.

Exhibit 13: Contribution Agreement, dated December 1, 2016, by and among the Rollover Shareholders and Parent.

Exhibit 14: Voting Agreement, dated December 1, 2016, by and among the Rollover Shareholders, IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., Parent and the Issuer.

Exhibit 15: Limited Guaranty, dated December 1, 2016, between WANG Leilei and the Issuer.

Exhibit 16: Limited Guaranty, dated December 1, 2016, between Gongqingcheng Wujiang Xingyao and the Issuer.

Exhibit 17: Limited Guaranty, dated December 1, 2016, between Hexie Chengzhang and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2016

IDG-ACCEL CHINA GROWTH FUND II L.P.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA INVESTORS II L.P.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

CHI SING HO

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho

QUAN ZHOU

By:	/s/ Quan Zhou
Name: Quan Zhou